900 S.W. Fifth Avenue. Suite 2600 Portland. Oregon 97204 main 503.224.3380 fax 503.220.2480 www.stoel.com

JASON M. BRAUSER

Direct (503) 294-9607

jmbrauser@stoel.com

June 29, 2009

VIA FACSIMILE AND ELECTRONICALLY VIA EDGAR

Mr. John Cash

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC  20549

Re:	Comment Letter dated June 15, 2009 (“Comment Letter”)
Ahern Rentals, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
File No. 333-128688

Dear Mr. Cash:

This letter is the response of Ahern Rentals, Inc. (the “Company”) to the staff’s comments to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008.  We have included each comment from the Comment Letter, followed by the Company’s response.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

General

Comment 1:

Please include selected quarterly financial data in future filings as required by Item 302 of Regulation S-K.

Response to Comment 1:

The disclosures of quarterly financial data required by Item 302 of Regulation S-K apply to registrants with securities registered pursuant to sections 12(b) or 12(g) of the Securities

Alaska   California   Colorado
Idaho   Minnesota   Oregon   Utah   Washington

Mr. John Cash
June 29, 2009

Exchange Act of 1934 (the “1934 Act”).   No Company securities are registered pursuant to sections 12(b) or 12(g) of the 1934 Act.  Consequently, the Company does not intend to include selected quarterly financial data in future filings.

Item 6. Selected Financial Data, page 19

Comment 2:

We note your presentation of the non-GAAP measure EBITDA.  Based on your disclosures, it appears to us that you use this to assess performance and liquidity.

If your disclosures continue to imply that EBITDA is a liquidity measure, please revise future filings to also reconcile it to operating cash flows.  In addition, since you use EBITDA as a performance measure and since it eliminates recurring items necessary for your operations, please revise future filings to fully comply with our response to question 8 in the related FAQ regarding non-GAAP measures, including disclosing the material limitations of the measure, particularly in light of the nature of your business.

Response to Comment 2:

The Company recognizes EBITDA as a financial performance measure because the Company believes this measure is routinely used as a valuation and financial performance measure by the investment community.  The Company also uses EBITDA as an indicator of possible future liquidity problems because EBITDA is a primary factor in the calculation of the most significant financial covenants in the Company’s credit agreements.  Changes in EBITDA directly affect the Company’s financial covenant compliance; if the Company falls out of compliance with these financial covenants, the Company’s liquidity could be materially and adversely affected because the Company may not be able to access additional capital under its credit agreements or from other sources.

The Company will revise its disclosures in future filings to clarify the context in which EBITDA is used and its material limitations.  Because the Company uses EBITDA to assess compliance with the covenants in its credit agreements rather than as a substitute for operating cash flows, the Company does not believe a reconciliation of EBITDA to operating cash flows is necessary.

Mr. John Cash
June 29, 2009

Item 7. Management’s Discussion and Analysis, page 21
Recent Developments, page 23

Comment 3:

We note the subsequent reorganization of your management structure.  Please tell us if and how the reorganization to a geographic region based management structure will impact your segment reporting under SFAS 131.  Also, please fully explain and demonstrate to us how you determined all your operating segments are economically similar.

Response to Comment 3:

The expansion of the Company’s management structure to include regional based vice presidents that oversee specific functional areas within the Company does not change how the Company reports its operating results.  Segment reporting under SFAS 131 is not affected by this change in management structure because this change simply broadened the depth of the Company’s management team to more efficiently manage its operations in the four time zones within the United States.

The Company views each of its rental branches as economically similar because each rental branch includes the rental of construction, infrastructure, industrial and homeowner equipment and related services and activities.  Customers across all branches are similar in nature and include construction and industrial companies, manufacturers, utilities, municipalities, and homeowners.  Many of the Company’s customers are served by multiple rental branches because they operate in multiple areas of the United States.  The Company evaluates branch performance and makes management decisions on a branch by branch basis.

In summary, even though the Company manages certain operational functions of its business on a geographic basis, the financial results of geographic regions are aggregated into one reportable segment since the operations have similar economic characteristics including similar products and services, processes for delivering these services, types of customers and similar cost structures.

Mr. John Cash
June 29, 2009

Liquidity and Capital Resources, page 27

Comment 4:

To the extent that future non-compliance of any debt covenants is reasonably likely, please revise future filings to disclose and discuss the specific terms of any such covenants as well as the terms of your most significant and restrictive covenants.  Your disclosures should include actual ratios/amounts for each period and the most restrictive required ratios/amounts.  Such disclosures may help investors understand the magnitude of and trends associated with actual and required ratios/amounts.  See Sections I.D and IV.C of Release No. 33-8350, Interpretation-Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations on our website at http://www.sec.gov/rules/interp/33-8350.htm#P180 57133.

Response to Comment 4:

To the extent future non-compliance of any debt covenants is reasonably likely, the Company will revise future filings to disclose and discuss the information referred to in the Comment Letter.

Item 9A. Controls and Procedures, page 30

Comment 5:

Please confirm and revise future filings to clarify that your assessment of effectiveness is based on the complete two-part definition of disclosure controls and procedures by including both parts of the definition in your conclusion.  Alternatively, you may simply state that your disclosure controls and procedures are “effective” or ineffective”, whichever the case may be, without defining them.  See Item 307 of Regulation S-K.

Response to Comment 5:

The Company’s assessment of effectiveness is based on the complete two-part definition of disclosure controls and procedures.  In future filings, the Company will include the clarification requested in the Comment Letter.

Mr. John Cash
June 29, 2009

Note 1. Nature of business and summary of significant accounting policies, page 45
Property and equipment and depreciation and amortization, page 46

Comment 6:

Please revise future filings to disclose and discuss ordinary repair and maintenance costs expensed during each period and the weighted average age of your rental fleet at each period end here or in MD&A.

Response to Comment 6:

The Company will revise future filings to disclose the items noted in the Comment Letter.

Revenue recognition, page 46

Comment 7:

Please tell us and revise future filings to clarify how rental revenues are “earned” over the contract terms in accordance with paragraph 19(b) of SFAS 13.

Response to Comment 7:

Rental revenue is earned over the contract term using the straight-line method.  The Company will revise future filings to clearly disclose this method.

Note 6. Commitments and Contingencies, page 49

Comment 8:

We note your disclosures regarding the lawsuit settlement in October 2008 as well as the risk factor “The nature of our business exposes us to liability claims, which may exceed the level of our insurance” on page 15.  Please revise future filings to disclose your insurance coverage levels.

Response to Comment 8:

The Company believes a disclosure concerning the amount of its insurance coverage could be highly prejudicial in connection with defending and trying claims.  In addition, the disclosure of the Company’s insurance coverage levels could facilitate potential new claims,

Mr. John Cash
June 29, 2009

as the amount of excess insurance is information which potential future plaintiffs or plaintiffs’ attorneys would likely consider important in deciding whether or not to initiate a claim.

The Company regularly assesses its insurance coverage levels, including limits of coverage, and the Company believes it has satisfactory coverage.  If in the future the Company determines its level of insurance coverage may reasonably be expected to have a material impact on its business, results of operations, cash flows or liquidity, the Company will include appropriate disclosure in its periodic reports.

As requested, in connection with responding to your comments, the Company acknowledges that:

•                          the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                          staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                          the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please address any questions or comments you may have about this letter to me at (503) 294-9607 or to Ethan Samson at (503) 294-9833.

Very truly yours,

/s/ Jason M. Brauser
Jason M. Brauser

cc:	Howard Brown, Ahern Rentals, Inc
Kirk Hartle, Ahern Rentals, Inc.
Robert J. Moorman, Stoel Rives LLP
Ethan I. Samson, Stoel Rives LLP